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Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
CERTIFICATE OF INCORPORATION
OF
HMP EQUITY HOLDINGS CORPORATION

Pursuant to Sections 228 and 242 of the General
Corporation law of the State of Delaware

        HMP Equity Holdings Corporation, a Delaware corporation (hereinafter called the "Corporation"), does hereby certify as follows:

        FIRST: Pursuant to resolutions by the Board of Directors and the Shareholder of the Corporation, dated July 19, 2004, and section 242(b)(1) of the Delaware General Corporation law, Article FOURTH of the Certificate of Incorporation of the Corporation is hereby amended in its entirety to read as follows:

        The total number of shares of stock which the Corporation shall have authority to issue is Five Million (5,000,000) shares of common stock, each having a par value of $0.01. The holders of the outstanding shares of common stock (the "Common Stockholders") shall be entitled to receive, when, as, and if declared by the Board of Directors of the Corporation, such dividends as may be declared from time to time by the Board. Each Common Stockholder shall have the right to one vote per share of common stock held by such Common Stockholder, shall be entitled to notice of any stockholders' meetings in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by applicable law, this Certificate of Incorporation, and the Bylaws of the Corporation. Upon the dissolution of the Corporation, the Common Stockholders shall be entitled to receive distributions of the net assets of the Corporation.

        Effective 12:01 a.m. on August 7, 2004 (the "Effective Time"), each one (1) share of common stock of the Corporation issued and outstanding immediately prior to the Effective Time ("Old Common Stock") shall automatically be combined, without any action on the part of the holder thereof, into one-tenth (1/10th) of one (1) share of fully paid and nonassessable common stock of the Corporation ("New Common Stock"), subject to the treatment of fractional shares interests as described below.

        Following the Effective Time, each holder of Old Common Stock shall be entitled to receive upon surrender of such holder's certificate(s) representing Old Common Stock (whether one or more, "Old Certificates") for cancellation pursuant to procedures adopted by the Corporation, a certificate(s) representing the number of whole shares of New Common Stock (whether one or more, "New Certificates") into which and for which the shares of Old Common Stock formerly represented by such Old Certificates so surrendered are reclassified under the terms hereof. From and after the Effective Time, Old Certificates shall represent only the right to receive New Certificates, and where applicable, cash in lieu of fractional shares, as provided below.

        No fractional shares of common stock of the Corporation shall be issued. No stockholder of the Corporation shall transfer any fractional shares of common stock of the Corporation. The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of common stock of the Corporation. Any fractional shares resulting from the above combination of shares shall be cancelled immediately after the Effective Time.

        IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be executed on its behalf this 5th day of August, 2004.

HMP EQUITY HOLDINGS CORPORATION
By:	/s/ JOHN R. HESKETT
Name:	John R. Heskett
Title:	Vice President, Corporate Development

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  Exhibit 3.1